UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-14174

Southern Company Gas
(Exact name of registrant as specified in its charter)

Ten Peachtree Place NE
Atlanta, Georgia 30309
(404) 584-4000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $5.00 per share
(Title of each class of securities covered by this Form)

6.375% Senior Notes due 2016
5.250% Senior Notes due 2019
3.500% Senior Notes due 2021
3.875% Senior Notes due 2025
3.250% Senior Notes due 2026
6.000% Senior Notes due 2034
5.875% Senior Notes due 2041
4.400% Senior Notes due 2043
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of Common Stock, par value $5.00 per share, holders of record as of the certification or notice date: 1
Pursuant to the requirements of the Securities Exchange Act of 1934, Southern Company Gas has caused this certification/notice to be signed and filed on its behalf by the undersigned duly authorized person.

Date: July 11, 2016	By: /s/ Paul R. Shlanta
Name: Paul R. Shlanta
Title: Executive Vice President and General Counsel